CUSIP No. G3704F 10 2	13G	Page 1 of 6 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13D-1(b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(b)

Fuwei Films (Holdings) Co., Ltd.
(Name of Issuer)

   Ordinary Shares, $.129752 par value
(Title of Class of Securities)

G3704F 10 2
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3704F 10 2	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Easebright Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,497 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,497 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,497
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15%
12	TYPE OF REPORTING PERSON CO

(1) Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each own 50% of Goodsuccess Enterprises Ltd.

CUSIP No. G3704F 10 2	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tongju Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,497 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,497 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,497
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15%
12	TYPE OF REPORTING PERSON IN

(2) Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each own 50% of Goodsuccess Enterprises Ltd.

CUSIP No. G3704F 10 2	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Duo Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,837,497 (3)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,837,497 (3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,837,497
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15%
12	TYPE OF REPORTING PERSON IN

(3) Easebright Investments Limited is a wholly-owned subsidiary of Goodsuccess Enterprises Ltd. Mr. Tongju Zhou and Mr. Duo Wang each own 50% of Goodsuccess Enterprises Ltd.

CUSIP No. G3704F 10 2	13G	Page 5 of 6 Pages

Item 1(a).	Name of Issuer: Fuwei Films (Holdings) Co., Ltd.

Item 1(b).	Address of Issuer's Principal Executive Offices: No. 387 Dongming Road, Weifang, Shandong, People’s Republic of China, 261061

Item 2(a).	Name of Person Filing: Easebright Investments Limited, Tongju Zhou, Duo Wang

Item 2(b).	Address of Principal Business Office or if none, Residence: No. 387 Dongming Road, Weifang, Shandong, People’s Republic of China, 261061

Item 2(c).	Citizenship: British Virgin Islands, People's Republic of China

Item 2(d).	Title of Class of Securities: Ordinary Shares, $.129752 par value

Item 2(e).	CUSIP Number: G3704F 10 2

Item 3.	Not Applicable

Item 4.	Ownership:

(a) Amount Beneficially Owned: 1,837,497 shares

(b) Percent of Class: 15%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 1,837,497 shares

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 1,837,497 shares

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

CUSIP No. G3704F 10 2	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007 Easebright Investments Limited

By:	/s/ Tongju Zhou
Tongju Zhou

By:	/s/ Tongju Zhou
Tongju Zhou

By:	/s/ Duo Wang
Duo Wang